Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 12:17 12 Mar 2003
                  Number 6365I






RNS Number:6365I
GoldmanSachs International
12 March 2003


EMM DISCLOSURE
                                    FORM 38.5 (SUMMARY)


Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM

Goldman Sachs International




Date of disclosure

12 March 2003



Contact name

Peter Highton




Telephone number

0207-774-1935



Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Oxford Glycosciences plc

Cambridge Antibody Technology Group plc


AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:



In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel.
No: 020 7638 0129.

Email: monitoring@disclosure.org.uk





                                                FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)

Oxford Glycosciences plc


Class of security

Ordinary Shares


Date of disclosure

12 March 2003


Date of dealing

11 March 2003



Name of EMM

Goldman Sachs International



Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

0



Highest price paid*

0.00 GBP Sterling



Lowest price paid*

0.00 GBP Sterling



Total number of securities sold

50,000



Highest price received*

1.90 GBP Sterling



Lowest price received*

1.90 GBP Sterling



*Currency must be stated





                                             FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)

Cambridge Antibody Technology Group plc




Class of security

Ordinary Shares




Date of disclosure

12 March 2003



Date of dealing

11 March 2003



Name of EMM

Goldman Sachs International




Name of offeree/offeror with whom connected

Oxford Glycosciences plc



Total number of securities purchased

5,308



Highest price paid*

4.1965 GBP Sterling



Lowest price paid*

4.1965 GBP Sterling



Total number of securities sold

0



Highest price received*

0.00 GBP Sterling



Lowest price received*

0.00 GBP Sterling



*Currency must be stated




                      This information is provided by RNS
            The company news service from the London Stock Exchange

END